Exhibit 99.1

March 27, 2024

Transaction In Own Shares

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its program announced on March 18, 2024 to purchase its ordinary shares, no par value per share (“Ordinary Shares”), up to a maximum aggregate amount of £5.0 million (the “Program”) in connection with future obligations under the Company’s Deferred Compensation Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	March 26, 2024
Aggregate number of Ordinary Shares purchased:	51,659
Lowest price paid per Ordinary Share (GBp):	1191.00
Highest price paid per Ordinary Share (GBp):	1220.00
Volume weighted average price paid per Ordinary Share (GBp):	1199.1084

Ordinary Shares purchased pursuant to the Program will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,316,028, of which 642,538 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,673,490 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Program.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction (GMT)	Trading venue
458	1193.00	08:49:34	AIMX
433	1193.00	08:59:40	AIMX
219	1193.00	08:59:40	AIMX
284	1193.00	08:59:40	AIMX
90	1199.00	09:02:16	AIMX
108	1199.00	09:02:29	AIMX
619	1200.00	09:10:14	AIMX
130	1199.00	09:10:45	AIMX
486	1201.00	09:17:23	AIMX
307	1199.00	09:17:23	AIMX
294	1199.00	09:17:23	AIMX
157	1199.00	09:17:23	AIMX

459	1196.00	09:17:44	AIMX
166	1195.00	09:17:45	AIMX
550	1195.00	09:17:45	AIMX
112	1194.00	09:17:45	AIMX
368	1194.00	09:18:02	AIMX
460	1196.00	09:24:32	AIMX
245	1193.00	09:24:33	AIMX
332	1193.00	09:24:33	AIMX
431	1191.00	09:29:39	AIMX
137	1195.00	10:26:51	AIMX
294	1195.00	10:26:51	AIMX
242	1195.00	10:26:51	AIMX
180	1195.00	10:26:51	AIMX
434	1194.00	10:37:38	AIMX
206	1194.00	10:47:07	AIMX
231	1194.00	10:47:08	AIMX
270	1194.00	11:22:32	AIMX
143	1194.00	11:22:32	AIMX
432	1194.00	11:36:59	AIMX
179	1194.00	11:47:22	AIMX
413	1194.00	11:51:10	AIMX
457	1194.00	11:53:27	AIMX
462	1194.00	12:07:14	AIMX
453	1194.00	12:07:14	AIMX
392	1195.00	12:12:46	AIMX
414	1194.00	12:16:48	AIMX
441	1194.00	12:16:51	AIMX
440	1194.00	12:22:29	AIMX
443	1194.00	12:34:32	AIMX
464	1194.00	12:42:36	AIMX
479	1194.00	12:42:36	AIMX
416	1193.00	12:49:23	AIMX
459	1194.00	13:24:27	AIMX
476	1194.00	13:24:27	AIMX
98	1194.00	13:25:01	AIMX
472	1194.00	13:25:19	AIMX
712	1196.00	13:28:56	AIMX
26	1196.00	13:28:56	AIMX
523	1196.00	13:28:56	AIMX
62	1196.00	13:28:56	AIMX
800	1196.00	13:28:56	AIMX

25	1196.00	13:28:56	AIMX
72	1197.00	13:35:26	AIMX
330	1203.00	13:38:13	AIMX
582	1203.00	13:38:13	AIMX
478	1201.00	13:38:16	AIMX
15000	1198.00	13:51:07	AIMX
427	1197.00	14:00:48	AIMX
547	1196.00	14:12:05	AIMX
110	1195.00	14:12:05	AIMX
200	1195.00	14:12:06	AIMX
103	1195.00	14:12:06	AIMX
200	1193.00	14:19:20	AIMX
286	1193.00	14:19:20	AIMX
472	1193.00	14:29:45	AIMX
473	1195.00	14:42:45	AIMX
90	1195.00	14:42:45	AIMX
213	1195.00	14:42:45	AIMX
434	1193.00	14:44:18	AIMX
340	1193.00	14:44:18	AIMX
205	1195.00	14:55:31	AIMX
92	1195.00	14:55:31	AIMX
196	1195.00	14:55:31	AIMX
877	1195.00	14:55:31	AIMX
35	1195.00	14:55:31	AIMX
877	1195.00	14:55:31	AIMX
27	1195.00	14:55:31	AIMX
855	1195.00	14:55:45	AIMX
182	1195.00	14:55:56	AIMX
381	1195.00	14:55:56	AIMX
468	1196.00	15:02:31	AIMX
477	1209.00	15:15:19	AIMX
7	1207.00	15:15:20	AIMX
7	1209.00	15:17:17	AIMX
53	1209.00	15:18:05	AIMX
361	1209.00	15:18:05	AIMX
465	1209.00	15:18:05	AIMX
200	1212.00	15:21:13	AIMX
246	1212.00	15:21:13	AIMX
330	1212.00	15:21:13	AIMX
430	1212.00	15:23:35	AIMX
515	1211.00	15:25:20	AIMX

180	1212.00	15:26:10	AIMX
469	1213.00	15:34:19	AIMX
485	1212.00	15:34:21	AIMX
445	1213.00	15:37:22	AIMX
806	1213.00	15:38:06	AIMX
446	1213.00	15:41:48	AIMX
443	1213.00	15:41:52	AIMX
497	1217.00	15:52:30	AIMX
43	1216.00	15:52:32	AIMX
377	1216.00	15:52:50	AIMX
509	1216.00	15:53:50	AIMX
492	1220.00	16:00:05	AIMX
441	1220.00	16:02:17	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.